February 13, 2008
Mr. H. Christopher Ownings
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, DC 20549
RE:	Ferrellgas Partners, L.P. Form 10-K for Fiscal Year Ended July 31, 2007 Filed September 28, 2007 Form 10-Q for Fiscal Quarter Ended October 31, 2007 Filed December 6, 2007 File No. 1-11331
Dear Mr. Ownings:
This letter is in response to your letter to Mr. James E. Ferrell dated February 1, 2008. To facilitate your review of the above-referenced filings, this letter keys the responses of Ferrellgas Partners, L.P. and its subsidiary registrants (“Ferrellgas Partners”) to your comments.
Form 10-K for Fiscal Year Ended July 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37
1.	SEC Release No. 33-8350 provides interpretive guidance designed to elicit a more meaningful analysis of MD&A. In addition to your current results of operations discussion, please include further analysis broken down by customer class (e.g. residential, commercial, industrial, and agricultural). Furthermore, please explain in detail why there is no discussion regarding the results of your cylinder exchange business. Please be detailed in your response.
ANSWER:
We have considered the interpretive guidance in SEC Release No. 33-8350 and have concluded that providing the suggested additional analysis by customer class (residential, industrial/commercial, agricultural, cylinder exchange, transport and other) would not provide the “reader” with meaningful additional information about our propane distribution business and our financial condition. We have based this conclusion on the following factors:

Manner in which we determine customer pricing

We do sell to different customer classes (primarily residential, industrial/commercial, agricultural, cylinder exchange, transport and other) and are able to track the sales dollars and gallon volumes for these customer classes. The price per gallon that we charge a particular customer within a customer class is based upon the size of the customer’s propane storage tank/vessel and the quantity of propane that is purchased. A particular customer’s sales price per gallon is also comprised of the wholesale cost of propane and a targeted margin per gallon which is designed to cover the estimated cost of delivery in addition to a profit component. We sell or lease propane tanks/vessels to our customers in sizes ranging from 4 to 30,000 gallons. A larger tank/vessel at a customer location means we can deliver more propane in fewer trips thereby decreasing our estimated delivery cost per gallon.

Each of these customer classes represent a mix of customers within each class who purchase both small and large quantities of propane and thus are charged a variety of prices per gallon. For example, a particular customer that is classified in the industrial/commercial class may purchase a small quantity of propane for their business and therefore are charged more per gallon versus another industrial commercial customer who uses propane for a different purpose and in larger quantities. We have this same “mix” issue in all these customer classes.

Our success is based upon how well we recoup our aggregate costs

Because we are primarily a propane distribution company, our profitability is almost exclusively determined by how well we are able to structure individual customer pricing to more than recoup our aggregate costs. Our strategy is to charge customers who purchase larger quantities of propane less per gallon versus customers who purchase smaller quantities of propane from us. Separating our gallon sales into the customer classes of residential, industrial/commercial, agricultural and cylinder exchange would not provide the reader any information on how well we have achieved this strategy. Presenting additional information by customer classes would be inconsistent with the way management determines individual customer pricing and directs overall profitability. On the contrary, we believe it would focus the reader on immaterial information that would not promote a better understanding of our financial condition.

Profitability by customer class is not available

A presentation by customer class of the gallons sold and revenues less costs of sales (“gross profit”) could produce results that are misleading to the reader. For example, if a large portion of our residential customers purchase propane in large delivery quantities while most of our industrial/commercial customers purchased propane in smaller quantities using smaller tanks/vessels, separate customer class information would show a large difference in sales price per gallon. This could incorrectly cause a reader to infer, in this example, that our industrial/commercial customers were more or less profitable than another customer class or that a change in the volume mix within customer classifications would change overall profitability. Some customer classes may appear to look more profitable on this basis but they may actually incur a disproportionate amount of the remaining costs. We do not specifically identify these remaining costs by these customer classes for use by management to determine individual customer pricing and profitability or manage the overall operations.

Inconsistent with managements view & lack of similar disclosure by others in the propane industry

Providing the reader a by-customer class analysis of gross profit would be inconsistent with the way management views its operations and manages overall profitability. Our conclusion not to provide the reader this information is supported by other publicly-traded propane distributors, such as Amerigas Partners, L.P., Suburban Propane, L.P., Inergy, L.P. and Heritage Propane (a division of Energy Transfer Partners, L.P.), who do not provide a similar disclosure of customer class information in their current results of operations discussions.

Please see our response to question 11 for additional discussion regarding our cylinder exchange business.

2.	You discuss the business reasons for changes in the various line items of your statements of operations. However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you indicate on page 40 the gross margin impact related to acquisitions completed during the last twelve months, although you do not specifically discuss the added operating expenses resulting from such acquisitions. Whenever possible, please quantify all line item changes with more than one business reason. Please refer to Item 303(a)(3) of Regulation S-K. Financial Reporting codification 501.04, and SEC Release No. 33-8350.
ANSWER:
We recognize that in some instances we have not provided dollar amounts for specific explanations for fluctuations in line items of the statements of operations. In the past, such an omission was made if we believed such explanations were individually insignificant or if we could not accurately quantify the dollar amount.

After reviewing Item 303(a)(3) of Regulation S-K and FRR 501.04, we agree with your comment to provide dollar amounts for these types of individually insignificant explanations. It should be noted that there may be certain details within a particular statement of operations line item where we cannot accurately quantify the dollar amount of the fluctuation and in these cases we will continue to discuss without quantification.

In future filings, where appropriate, we will provide dollar amounts for all individually insignificant explanations that comprise fluctuations in line items of statements of operations.
Directors and Executive Officers of the Registrants, page 58
3.	Please revise to describe the business experience of each director and executive for the past five years or clarify your disclosure by adding dates or the duration of employments. Refer to Item 401 (a) (4) of Regulation S-B.
ANSWER:
After reviewing the directors and executive officers table and biography’s on pages 58 and 59, we believe we have provided all required business experience for the past 5 years of all of our directors and executives. In future filings, we will explicitly state that fact.
Executive Compensation, page 62
4.	We note that you use benchmarking in setting your compensation levels, determining awards under your option plans and to set director compensation. Please identify the components of the benchmarks, pursuant to Item 402(b)(2)(xiv).

ANSWER:
We use the following benchmarking components in setting compensation levels, determining awards under our option plans and setting director compensation levels:
•	Companies in our industry or related industries (oil and gas, gas utilities, master limited partnerships),

•	Companies identified as our peer group of competitors,

•	Companies with similar total sales,

•	Companies with similar net income, and

•	Companies with similar market value
Companies included in the above benchmarking groups are as follows:
•	WPS Resources Corp.

•	Enbridge Energy Partners

•	Energy Transfer Partners

•	UGI Corp.

•	Sunoco Logistics Partners

•	New Jersey Resources Corp.

•	Amerigas Partners

•	Piedmont Natural Gas Co.

•	Suburban Propane Partners

•	Laclede Group Inc.

•	WGL Holdings Inc.

•	Star Gas Partners

•	Inergy L.P.

•	South Jersey Industries Inc.

•	Alliance Resource Partners

•	Oneok Partners
In future filings, we will disclose this additional supporting information.
Compensation of Directors, page 72
5.	Please revise your disclosure to provider greater details concerning how your director’s level of participation results in different levels of option awards.

ANSWER:
Director “ICP” option awards are determined as follows:
•	Non-management, non-board committee chairpersons have the option to receive either $4,000 of additional cash compensation annually or 5,000 fully vested options.

•	The chairperson of the Audit Committee has the option to receive either $14,000 of additional cash compensation annually or 15,000 fully vested options.

•	The chairpersons of the Compensation and Governance Committees have the option to receive either $9,000 of additional cash compensation annually or 10,000 fully vested options.

•	Additional option awards may be granted for other activities.
In future filings, we will disclose this additional supporting information
Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters, page 73
6.	Please disclose the natural person or public company with investment or voting power over the shares held by Ferrell Companies Inc. Employee Stock Ownership Trust.
ANSWER:
All common stock of Ferrell Companies, Inc. (“FCI shares”) held in the Ferrell Companies, Inc. Employee Stock Ownership Trust (“Trust”) is ultimately voted by the appointed trustee. The current independent trustee of the Trust is GreatBanc Trust Company. Each participant in the Ferrell Companies, Inc. Employee Stock Ownership Plan (“ESOP”) may be entitled to direct the Trustee as to the exercise of any voting rights attributable to FCI shares allocated to their ESOP account, but only to the extent required by Sections 401(a)(22) and 409(e)(3) of the Internal Revenue Code and the regulations thereunder (the “Code”). The ESOP plan administrator shall direct the Trustee how to vote both FCI shares not allocated to plan participants (i.e., held in a Trust suspense account) and any allocated FCI shares in the Trust as to which no voting instructions have been received from participants. In all cases, the Trustee may vote the shares as it determines is necessary to fulfill its fiduciary duties under ERISA.

As it relates to Trust, the Code provides that an ESOP participant may be entitled to direct the Trustee as to the exercise of any voting rights attributable to FCI shares then allocated to their ESOP account with respect to any corporate matters which involves the voting of such shares with respect to the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all assets of a trade or business, or such similar transaction as the Secretary may prescribe in regulations.
In future filings, we will disclose this additional supporting information
Transactions with Related Persons, Promoters and Certain Control Persons, page 76
7.	We note that you have a Code of Business Conduct and that your directors and officers are required to submit a detailed annual questionnaire. However, it is not clear how transactions are reviewed and approved. Please provide the disclosure required by Item 404(b) of Regulation S-K.
ANSWER:
The board of directors maintains an affiliate trading policy and other policies that govern specific related party transactions. Each of these policies contain guidelines on what entities or natural persons are considered related parties or an affiliate and the related procedures that are to be followed if transactions occur with these parties. On a quarterly basis, or more frequently if required by the policies, management provides the board with a discussion of any related party or affiliate trading transactions. Annually, these policies are reviewed by the board’s Corporate Governance and Nominating Committee and considered for approval by the board of directors. During fiscal 2007, there were no transactions required to be reported under these policies.

In future filings, we will disclose these additional facts.
Consolidated Balance Sheets, page F-3
8.	Please explain your policy for accounting for customer deposits held including the nature of such deposits and whether such deposits ever result in the recognition of revenue. If so, you should expand your revenue recognition policy footnote to indicate your policy regarding recognition.
ANSWER:
Ferrellgas offers different payment programs to its customers including prepayments and the ability to make equal monthly payments on account under a level payment plan. Prepayments made pursuant to these programs are treated as “deposits” and are not recognized as revenue until the propane is delivered to the customer. Ferrellgas establishes a liability within “Other current liabilities” for these deposit amounts. Footnote G “Supplemental financial statement information” contains details of our “Other current liabilities” including the amounts attributable to these “Customer deposits and advances”.

In future filings, our “Summary of significant accounting policies” item (11) Revenue Recognition section will read as follows (new disclosure has been underlined) assuming no further changes in our business.

(11) Revenue recognition: Revenues from the distribution of propane and other gas liquids, including revenues from customer deposits and advances, are recognized by Ferrellgas at the time product is delivered to its customers. Other revenues, which include revenue from the sale of propane appliances and equipment is recognized at the time of delivery or installation. Revenues from repairs and maintenance are recognized upon completion of the service. Ferrellgas recognizes shipping and handling revenues and expenses for sales of propane, appliances and equipment at the time of delivery or installation. Shipping and handling revenues are included in the price of propane charged to customers, and are classified as revenue. Revenues from annually billed, non-refundable tank rentals are recognized on a straight-line basis over one year. Cooperative advertising program costs are recorded as a reduction to our revenue.
B, Summary of Significant Accounting Policies, page F-7
(11) Revenue Recognition, page F-9
9.	The Master Agreement for Propane Sales and Equipment Rental posted on your website indicated that you rent tanks and various other pieces of equipment. Please explain to us and revise your accounting policy to clearly indicate how rental fees are recognized.
ANSWER:
The annual rent provided for in the Master Agreement for Propane Sales and Equipment Rental primarily relates to the annual rent charged for propane tanks that we lease to our customers. Revenues from these annually billed, non-refundable tank rents are recognized on a straight-line basis over one year.

Other short-term rental for non-tank equipment leased pursuant to the Master Agreement for Propane Sales and Equipment Rental is recognized when billed as contracts are generally six months or less in duration. The total amount of approximately $725 thousand earned in fiscal 2007 is also considered immaterial.

In future filings, our “Summary of significant accounting policies” item (11) Revenue Recognition section will read as follows (new disclosure has been underlined) assuming no further changes in our business.

(11) Revenue recognition: Revenues from the distribution of propane and other gas liquids, including revenues from customer deposits and advances, are recognized by Ferrellgas at the time product is delivered to its customers. Other revenues, which include revenue from the sale of propane appliances and equipment is recognized at the time of delivery or installation. Revenues from repairs and maintenance are recognized upon completion of the service. Ferrellgas recognizes shipping and handling revenues and expenses for sales of propane, appliances and equipment at the time of delivery or installation. Shipping and handling revenues are included in the price of propane charged to customers, and are classified as revenue. Revenues from annually billed, non-refundable tank rentals are recognized on a straight-line basis over one year. Cooperative advertising program costs are recorded as a reduction to our revenue.

10.	Revise your revenue recognition policy to disclose how revenue is recognized with regard to your cylinder exchange business. We further noted from your website that you have information advertising how to become a Blue Rhino Retailer. In this regard, please provide to us your EITF Issue No. 01-9 analysis with respect to any cooperative advertising programs you may have with your retailers.
ANSWER:
The revenue from our cylinder exchange business is recognized upon delivery of the cylinder to our customers, which is consistent with our current revenue recognition disclosure (see page F-9, Footnote B(11)).

Any cooperative advertising program costs are recorded as a reduction to our revenue in accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products) (“EITF 01-9”).

Paragraph 9 of EITF 01-9 states the following:

“The Task Force reached a consensus that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:
a.	The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

b.	The vendor can reasonably estimate the fair value of the benefit identified under condition (a).”
Due the fact that these two EITF 01-9 exception “conditions” have not been met in the case of any cooperative advertising costs, we have historically recorded all such costs as a reduction to revenue.

In future filings, our “Summary of significant accounting policies” item (11) Revenue Recognition section will read as follows (new disclosure has been underlined) assuming no further changes in our business.

(11) Revenue recognition: Revenues from the distribution of propane and other gas liquids, including revenues from customer deposits and advances, are recognized by Ferrellgas at the time product is delivered to its customers. Other revenues, which include revenue from the sale of propane appliances and equipment is recognized at the time of delivery or installation. Revenues from repairs and maintenance are recognized upon completion of the service. Ferrellgas recognizes shipping and handling revenues and expenses for sales of propane, appliances and equipment at the time of delivery or installation. Shipping and handling revenues are included in the price of propane charged to customers, and are classified as revenue. Revenues from annually billed, non-refundable tank rentals are recognized on a straight-line basis over one year. Cooperative advertising program costs are recorded as a reduction to our revenue.
(19) Segment Information, page F-11
11.	Please tell us in more detail how you determine that you have only one reportable segment. It would appear you have different distribution channels (e.g. retail distribution vs. cylinder exchange). Please supplement your response by providing us with example of current internal reports that management uses to assess the performance of your business such as budgets and internal financial statements. In this regard, please explain to us in detail your operating segments and provide to us three years of revenue information for each operating segment you have identified. Also, provide three years of profit (loss) and margin history, and asset information for each operating segment identified. We may have further comment.
ANSWER:
The cylinder exchange gallons increased significantly in 2004 when Ferrellgas completed the consolidation with Blue Rhino Corp. (“BRC”). Concurrent with this transaction, we performed an analysis concluding that Ferrellgas has one reportable segment under SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). This analysis has been reviewed and updated each year since the BRC transaction.

As defined in paragraph 10 of SFAS 131, “an operating segment is a component of an enterprise:
a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.”
Ferrellgas has no individual activities that meet this definition of an operating segment.

SFAS 131 paragraph 12 defines “chief operating decision maker” as follows:
“12. The term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of an enterprise. Often the chief operating decision maker of an enterprise is its chief executive office or chief operating office, but it may be a group consisting of, for example, the enterprise’s president, executive vice presidents, and others.”
Ferrellgas meets the requirements of being a single operating segment as the chief operating decision maker only reviews information on a combined total company basis. For Ferrellgas, the operating decision maker is the executive committee (“Executive Committee”) consisting of the CEO, CFO, COO, Vice President of Finance and Corporate Development, two Vice Presidents of Operations and the Vice President of Human Resources. The Executive Committee, which meets on a monthly or more frequent basis as business needs dictate, meets the definition of the chief operating decision maker as all key operating decisions including the determination of the allocation of resources and the assessment of company performance is made by the Executive Committee collectively as a group. No one individual either on the Executive Committee, or elsewhere in the company, has the ability to override the Executive Committee.

We are supplementing this response with an example of the operating results that are provided to the Executive Committee on a monthly basis. This report, referred to internally as the Monthly Management Report (“MMR”) is distributed to the Executive Committee and includes only minor modifications since the BRC transaction. The cylinder operations of BRC are included with Ferrellgas field operations and reported as a combined business on the “Propane Operation” section of this report. The “Total Company” section of this report includes the BRC cylinder activity and is not separately identified from the regional view of the “Total Propane Operations”. Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934 and Rule 101(c)(2) of Regulation S-T, we respectfully request that your office return this supplemental filing to us upon completion of your review of our filings.

Ferrellgas views its business as the distribution of propane to several markets or channels. The propane distribution business consists principally of transporting propane purchased from third parties to distribution outlets and then to tanks on customers’ premises and to portable propane tanks. These gallons and sales are classified as residential, industrial/commercial, agricultural, cylinder exchange, transport, and other. Our market areas for our residential and agricultural customers are generally rural, but also include urban areas for industrial applications. Our market area for our industrial/commercial and cylinder exchange customers is generally urban.

We do not measure or report to the Executive Committee the discrete profitability of these markets or channels. As discussed in our response to question #1 above, we do not specifically identify all costs by these markets or channels for the use by management to determine individual customer pricing and profitability and manage the overall operations.

In addition, Ferrellgas does not provide any additional information to investors or analysts through press releases, annual reports or analyst calls that specifically discuss the results or measure of the profitability of the cylinder exchange operations.
G. Supplemental financial statement information, page F-17
12.	Please explain to us how your account for your Blue Rhino Tanks. It is unclear based on your current disclosure if they are included in property, plant and equipment. Please revise prospectively.
ANSWER:
Blue Rhino cylinder tanks are classified as property plant and equipment on the balance sheet.

All tanks, including Blue Rhino cylinders, are included in the line item “Tanks and customer equipment” in footnote G, page F-17. In future filings we will revise this line item to read “Tanks, cylinders and customer equipment”.
K. Partner’s Capital, page F-23
13.	Prospectively, revise your disclosure to explain, in summary form the pertinent rights and privileges of the various securities outstanding. In this regard, we were unable to identify the liquidation preferences of the limited and general partners. See paragraph 4 of SFAS no. 129.
ANSWER:
In future filings, we will revise our disclosure to explain, in summary form, the pertinent rights and privileges of the various securities outstanding. Please note that our only securities currently outstanding are common units as the general partner units are not a security. Our proposed disclosure for our Form 10- K for the fiscal year ending July 31, 2008, is as follows (with additional text indicated with underlines assuming no changes to our capital structure prior to the filing date):
Together these limited partner units represent Ferrellgas Partner’s limited partners’ interest and an effective 98% economic interest in Ferrellgas Partners, exclusive of the general partners’ incentive distribution rights. The general partner has an effective 2% interest in Ferrellgas Partners, excluding incentive distribution rights. Since ongoing distributions have not yet reached the levels required to commence payment of incentive distribution rights to the general partner, distributions to the partners from operations or interim capital transactions will generally be made in accordance with the above percentages. In liquidation, allocations and distributions will be made in accordance with each common unitholder’s positive capital account.
O. Employee Benefits, page F-28

14.	We have read your discussion regarding your employee stock ownership plan (ESOP). We assume that the employee stock ownership trust (ESOT) is issuing private common equity of the Ferrell companies to Ferrellgas Partners L.P. (Ferrellgas Partners). In this regard, we did not see the number of additional common units increase when the compensation charges were recorded. We also noted that you are increasing common unitholder capital for such issuances. Please explain to us why increasing capital is appropriate as opposed to recording a liability to the Ferrell companies. It would be helpful to the staff if you provided the detailed journal entries used to record the issuances and redemptions of the shares at both the Ferrell Companies level as well as the Ferrellgas Partners level. Furthermore, if you are able to support your current classification, please explain why increasing/crediting common unitholder capital is appropriates. See SAB Topic 4F.
ANSWER:
Your assumption that the Ferrell Companies, Inc. Employee Stock Ownership Trust (the “Trust”) is issuing private common equity of Ferrell Companies, Inc. (FCI) to Ferrellgas Partners L.P. (the “Partnership”) is not correct. Since its establishment in 1998, the Trust, which owns all of FCI’s common shares has allocated some of these shares to participant accounts (comprised of the company’s employees) pursuant to the Ferrell Companies, Inc. Employee Stock Ownership Plan (“ESOP”). Additional shares of FCI are allocated to ESOP participants every six months. The value of this semi-annual employee benefit, given by FCI to the employees that work for the Partnership and its subsidiaries, is treated as a non-cash capital contribution to the Partnership from FCI and a corresponding non-cash compensation expense is charged at the Partnership level equal to the value of the benefit given.

This additional employee benefit is solely being provided by an entity outside of the Partnership, with no legal obligation by the Partnership or its subsidiaries to fund or support the ESOP. Because this is an employee benefit being provided by FCI to employees that provide all of their services to the Partnership, such benefit is required by SAB Topic 5.T to be recognized (i.e., “pushed down”) as a non-cash compensation expense to the Partnership (a debit to the expense account “Employee stock ownership plan compensation charge”) with a corresponding increase in the Partnership’s additional paid in capital (a credit to the capital account “Common unitholder and general partner unitholder capital accounts”). Increasing the Partnership’s additional paid in capital is appropriate because FCI, the partner, does not seek repayment or reimbursement from the Partnership for this employee benefit provided to the Partnership’s employees. Based on these facts, we believe our current disclosures are adequate.

It should be noted that no Partnership common units or other equity are involved in these semi-annual ESOP transactions.

15.	Explain how fair value was determined when recording the compensation charge for the past three years. Please explain any significant changes in assumptions between years.
ANSWER:
The nationally-recognized independent valuation consulting firm, Stout Risius Ross, Inc., currently prepares the semi-annual fair value opinion for the value of FCI’s common shares held by the Trust. Prior to January 31, 2005, all such valuations were prepared by the nationally-recognized independent valuation Willamette Management Associates.

For each six month period, the per share value from these independent semi-annual valuations were multiplied by the number of shares that were allocated to ESOP participant accounts pursuant to the ESOP provisions. The resulting value of the shares allocated determined the amount of non-cash compensation expense and related additional paid in capital recorded at the Partnership level. This method of determining the value of the non-cash compensation charge has remained unchanged since the inception of the ESOP in 1998.

16.	It does not appear you have met the minimum disclosure requirements of paragraph 53 of SOP no. 93-6. Prospectively, please revise and supplementally provide to us your future disclosure.
ANSWER:
SOP no. 93-6 paragraph 53 states that an employer sponsoring an ESOP should disclose certain required information about the plan, if applicable. Since the Partnership and it subsidiaries do not sponsor or support financially in any manner the Ferrell Companies, Inc. Employee Stock Ownership Plan, the disclosure rules of SOP no. 93-6 do apply to the registrants. Consequently we feel our current disclosures are adequate.

As discussed above, this employee benefit is being provided by FCI to employees that provide all of their services to the Partnership and its subsidiaries. FCI does not seek repayment or reimbursement from the Partnership for this employee benefit. Thus, since there is no obligation to the Partnership or its subsidiaries related to the funding or support of the ESOP, there are no SOP no. 93-6 ESOP disclosures to make on behalf of the registrants.

17.	If the aforementioned comments are applicable to more than one registrant listed on your facing page, then please advise and address accordingly.
ANSWER:

To the extent applicable, any changes will be applied to the other related registrants in future filings.
Form 10-Q for Fiscal Quarter Ended October 31, 2007
18.	As applicable, please apply the above comments to your quarterly reports on Form 10-Q.
ANSWER:
To the extent applicable, any changes will be applied to our quarterly reports beginning with the second quarter form 10-Q for our fiscal quarter ended January 31, 2008.
Please feel free to call me at 913-661-1504 or David Ronn of Greenberg Traurig, LLP at 713-374-3625 to discuss any remaining questions or comments. We thank you for your comments and questions and look forward to your response.

Sincerely,
/s/ Kevin T. Kelly
Kevin T. Kelly
Senior Vice President and Chief Financial Officer

cc:	Mr. David Ronn Greenberg Traurig, LLP

Mr. Clifford Olsen Deloitte & Touche LLP